GIBSON DUNN	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

July 3, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:    Mr. John Reynolds - Assistant Director

Re:	Ambev S.A.
Staff Comment Letters, dated June 27 and 28, 2013
Amendment No. 1 to the Registration Statement on Form F-4, filed herewith
Registration Statement on Form F-4, filed on June 28, 2013
File: 377-00131
CIK No. 0001565025

By letters dated June 27 and 28, 2013 (the “Third SEC Comment Letter”), the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued comments to the second amended draft registration statement on Form F-4 (the “Second Amended Draft F-4”) of Ambev S.A. (“Newbev” or the “Company”) that was confidentially submitted to the Staff by Newbev on June 20, 2013 with respect to the stock swap merger (the “Stock Swap Merger” or the “Transaction”) of Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with Newbev, the “Companies”) with Newbev, as described in that draft F-4.

On behalf of Newbev, the issuer, and Ambev, the target of the Stock Swap Merger, we provide the Companies’ responses below to the comments contained in the Third SEC Comment Letter. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

Questions and Answers About the Stock Swap Merger, page 1

1.	Please clarify when the Contribution, discussed on page 2, occurred.

In response to the Staff’s comment, page 2 and certain other sections of the Form F-4 publicly filed with the Commission on June 28, 2013 under Registration No. 333-189656 (the “Public F-4”) and of the Form F-4 that is being publicly filed with the Commission on

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto  • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

this date together with this correspondence (the “First Amended Public F-4”) now expressly state that the Contribution occurred on June 17, 2013.

Newbev Unaudited Pro Forma Condensed Consolidated Financial Information under IFRS, page 38

3. Unaudited Proforma Income Statement Adjustments, page 44

iv) Earnings per share, page 45

Consolidated Pro Forma, page 45

2.      We note your disclosure that the Stock Swap Merger would result in a total number of 15,659,436,120 thousand of shares of Newbev common stock being outstanding. It appears to us the total number of shares disclosed here should be revised to 15,659,436 thousand of shares or 15,659,436,120 shares. Please revise or advise.

In response to the Staff’s comment, the word “thousand” is no longer present in the indicated excerpt of page 45 of the Public F-4 and of the First Amended Public F-4.

Tax Considerations, page 117

Material U.S. Federal Income Tax Considerations, page 117

The Proposed Stock Swap Merger, page 119

Tax Treatment of the Proposed Stock Swap Merger, page 119

3.      Please revise the tax opinions filed as exhibit 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Similarly, the disclosure in the prospectus should clearly identify and articulate the opinion being rendered. Currently, the disclosure on page 103 states that the transaction should qualify as a tax free exchange; however, such statement is not clearly identified as the opinion and is not attributed to named counsel. Please expand upon the statement regarding conflicting case law. Please add a risk factor regarding

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

the uncertainty of the tax treatment of this transaction. Lastly, please add a cross reference to page 25 to reflect where a more detailed discussion of the doubt concerning the opinion is located.

In response to the Staff’s comment, the U.S. and Brazilian tax opinions have been revised to confirm that the tax disclosure contained in the First Amended Public F-4 constitutes the opinion of named counsel.

In addition, revisions are reflected on the First Amended Public F-4 to address the Staff’s comment as follows:

•	Pages 13, 31 and 52: each now includes a cross-reference to the U.S. tax disclosure contained under the caption “Part Five: Tax Considerations—Material U.S. Federal Income Tax Considerations—The Proposed Stock Swap Merger—Tax Treatment of the Proposed Stock Swap Merger,” which presents a detailed discussion of the uncertainty to U.S. holders with respect to the expected tax-free treatment of the Stock Swap Merger under the U.S. federal income tax law;

•	Page 52: expands the U.S. tax risk factor to include a discussion of the uncertainty to U.S. holders with respect to the expected tax-free treatment of the Stock Swap Merger under the U.S. federal income tax law;

•	Page 122: now clarifies that the expected tax-free treatment of the Transaction under the U.S. federal income tax law, as discussed in that section, constitutes the opinion of Sullivan & Cromwell LLP; and

•	Page 131: now clarifies that the material Brazilian tax consequences of the Stock Swap Merger to non-Brazilian Holders, as discussed in that section, represents the opinion of Lefosse Advogados.

Combined financial statements of ABI’s interests in Ambev S.A. and Ambev, page F-25

Notes to Ambev S.A. Predecessor Financial Statements, page F-32

1. Corporate information, page F-33

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

4.      We are continuing to evaluate your responses dated May 21, 2013 and June 26, 2013 to our prior comment 20 of our letter dated April 16, 2013 and the related issues. We may have further comments upon completion of our review.

Please see the Companies’ response to Staff comment no. 6(a) below.

Share Ownership, page A-91

5.      We reissue comment 23 from our April 16, 2013 letter. Please make clear the portion of each class of securities held in the United States and state the number of United States record holders. See Item 7.A.2 of Form 20-F.

We note that the additional clarification on this topic that was promised by the Companies’ June 20, 2013 response (the “Second Response Letter”) to Staff comment no. 5 of its comment letter dated June 6, 2013 was included as part of footnote (3) of the table on page 143 and in the first paragraph of page 150 of the Second Amended Draft F-4 that was confidentially submitted to the Commission together with the Second Response Letter.

This same disclosure is reflected on pages 146 and 153 of the Public F-4 and the First Amended Public F-4.

Combined Financial Statements of ABI’s Interests in Ambev S.A. and Ambev

Notes to Ambev S.A. Predecessor Financial Statements

1. Corporate Information

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

6.      We note your responses dated May 21, 2013 and June 26, 2013 to our prior comment 20 of our letter dated April 16, 2013 and the related issues. Please address the following:

a)	Please provide us with your analysis as to why you believe there is no analogous guidance in IFRS, per par. 11 of IAS 8. Please address how you

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

considered IAS 27 and other potentially analogous guidance in IFRS, as well as the concepts in the Framework.

There is currently no guidance under International Financial Reporting Standards (“IFRS”) regarding the accounting treatment for combinations of entities under common control. As support for this assertion, attention is drawn to a reference on the website of the International Accounting Standards Board (the “IASB”) confirming that a research project for the accounting of common control transactions is currently on hold (see: http://www.ifrs.org/Current-Projects/IASB-Projects/Common-Control-Transactions/Pages/NEW-Common-Control-Transactions.aspx).

In addition, it should be noted that, in the minutes relating to the July 2011 meeting of the IFRS Interpretations Committee (the “IFRIC”), two of the items on the agenda were “IAS 27 Consolidated and Separate Financial Statements—group reorganizations in separate financial statements” and “IFRS 3 Business Combinations—business combinations involving newly formed entities: business combinations under common control.” In those minutes, the IFRIC concluded that “the accounting for business combinations under common control is too broad to be addressed through an interpretation and that the Board has planned to address the accounting for business combinations under common control at a later stage.” See: http://www.ifrs.org/Updates/IFRIC-Updates/2011/Documents/IFRICUpdateJul11.pdf. That is the IFRIC acknowledging that there is no guidance under IFRS for common control transactions and there is diversity in accounting practices when it comes to those transactions.

It is also appropriate to point out that the discussion and reference to IAS 27 would not be applicable to the Companies’ situation in connection with the Contribution (as defined in the registration statements filed by Newbev with the Commission) and the Stock Swap Merger. Such discussion and reference relate to the accounting treatment to be followed in non-consolidated financial statements, e.g., parent-only statements. It would not be applicable to consolidated statements, which is what is utilized by the Companies and is presented in the registration statements filed by Newbev with the Commission.

Additionally, the Commission noted in its paper “A Comparison of US GAAP and IFRS” that was published on November 16, 2011 that IFRS does not provide

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

guidance on common control transactions. See below a relevant excerpt from that paper:

Combinations of entities under common control – IFRS 3 and ASC Topic 805 are similar in that they both exclude combinations of entities under common control from the application of the acquisition method of accounting. U.S. GAAP provides guidance requiring that such combinations be accounted for at carryover basis, whereas IFRS does not provide guidance.

As previously indicated in the Companies’ response of June 26, 2013, the Companies believe that predecessor accounting is the most appropriate accounting to follow for this common control transaction. The accounting that was followed is consistent with certain other generally accepted accounting principles, such as those of the U.S. and the U.K., that permit predecessor accounting to be used for group reconstructions and other common control transactions.

Before the Companies looked to other standards, they considered (consistent with IAS8 par 11) if there was any analogous guidance in IAS 27, as well as other Standards and Interpretations dealing with similar and related issues. Further, they also considered the concepts in the Framework. The Companies do not believe that there is any other guidance in IFRS that would be appropriate to use as an analogy to determine the appropriate accounting. The accounting for common control transactions is a fundamental concept and based on the points noted above, the Companies believe it is clear that there is not currently any guidance under IFRS that should be used as an analogy in this situation. There is simply no guidance under IFRS.

Further, as a follow-up to discussions on the accounting of the Contribution and the Stock Swap Merger with the Staff’s accounting team, the following additional observations are made. Notwithstanding certain associated complexities and adjustments, the concepts that the Companies followed in applying the accounting principles for the Contribution and the Stock Swap Merger are relatively simple. The ultimate controlling shareholder of the Companies, Anheuser-Busch InBev N.V./S.A. (“ABI”), contributed its indirect controlling investment of Ambev shares into Newbev. The values recognized by Newbev are the same as carried in the books of ABI. When ABI acquired a controlling interest in Ambev in 2004, it applied IFRS 3 and recorded assets and liabilities at their fair value. The carrying value of assets and liabilities in the financial statements that will be presented as

GIBSON DUNN

United States Securities and Exchange Commission

Mr. John Reynolds

July 3, 2013

Newbev would be the same as if ABI had contributed its interest in Ambev in 2004 and filed a registration statement at the time.

b)	Tell us if you have discussed, or plan to discuss the proposed accounting with the Brazilian regulator.

Ambev has discussed the proposed accounting with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”), including during a meeting held on July 2, 2013, when representatives of Ambev and of its independent auditors met with staff members of the CVM.

The Companies appreciate in advance the Staff’s prompt time and attention to this response letter and reiterate the time sensitivity to keep the Ambev shareholders’ meeting for the Stock Swap Merger on track for its July 30, 2013 scheduled date that has already been publicly announced.

Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

/s/ Kevin W. Kelley

Kevin W. Kelley

KWK/FA

cc: Nelson José Jamel - Chief Financial Officer